EXHIBIT 99.1

Press Release

BEZEQ GROUP REPORTS
FIRST QUARTER 2015 FINANCIAL RESULTS

Tel Aviv, Israel – May 21, 2015 –Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended March 31, 2015. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q1 2015	Q1 2014	% change
	(NIS millions)

Revenues	2,174	2,311	(5.9)%
Operating profit	636	688	(7.6)%
EBITDA	953	1,002	(4.9)%
EBITDA margin	43.8%	43.4%
Net profit attributable to Company shareholders	463	457	1.3%
Basic and Diluted EPS (NIS)	0.17	0.17	0.0%
Cash flow from operating activities	961	1,043	(7.9)%
Payments for investments	368	315	16.8)%
Free cash flow 1	606	757	(19.9)%
Net debt/EBITDA (end of period) 2	1.84	1.81

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “We are witnessing material changes in the competitive structure of the Israeli telecom market. Competition is increasing in all our operating segments, and we are already preparing for these changes through major investments in state-of-the-art infrastructure, development of cutting-edge services, and a focus on outstanding customer service. Competition is continuing to develop in the cellular market, as well as in the television market where new competitors are starting to appear. In the Internet market, the wholesale telecom market reform has been implemented smoothly, aided by our significant efforts to facilitate this reform. We are committed to the idea that, even in times of increasing competition, our customers in Bezeq, Pelephone, yes, and Bezeq International will always enjoy market-leading value.”

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, commented, “We continue to deliver strong financial results despite the intense competition in the market.  The high level of group cash flow generation enables us to continue to invest in and upgrade our infrastructure as well as maximize returns for our shareholders.  As a result, on May 27, 2015 we will make an NIS 844 million cash distribution representing a dividend per share of NIS 0.31.  This amount is in accordance with our regular dividend policy for the distribution of 100% of our net earnings on a semi-annual basis."

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

Bezeq Group Results (Consolidated)

Revenues in the first quarter of 2015 amounted to NIS 2.17 billion compared with NIS 2.31 billion in the corresponding quarter of 2014, a decrease of 5.9%.  The decrease in revenues was primarily related to lower revenues at Pelephone which was partially mitigated by increased revenues of Bezeq Fixed-Line and Bezeq International.

Salary expenses in the first quarter of 2015 amounted to NIS 439 million compared with NIS 448 million in the corresponding quarter of 2014, a decrease of 2.0%. The decrease in salary expenses was primarily due to streamlining procedures at Pelephone.

Operating expenses in the first quarter of 2015 amounted to NIS 799 million compared with NIS 869 million in the corresponding quarter of 2014, a decrease of 8.1%.  The decrease in operating expenses was due to a reduction in most of the Group's expense items.

Other operating income in the first quarter of 2015 amounted to NIS 17 million compared with NIS 8 million in the corresponding quarter of 2014. The increase in other operating income was due to the recording of a one-time profit of NIS 12 million from the increase to a controlling stake in yes.

Operating profit in the first quarter of 2015 amounted to NIS 636 million compared with NIS 688 million in the corresponding quarter of 2014, a decrease of 7.6%.  Earnings before interest, taxes, depreciation and amortization (EBITDA) in the first quarter of 2015 amounted to NIS 953 million (EBITDA margin of 43.8%) compared with NIS 1.00 billion (EBITDA margin of 43.4%) in the corresponding quarter of 2014, a decrease of 4.9%.  The decrease in operating profit and EBITDA was due to the decrease in revenues partially offset by a reduction in expenses of Pelephone and Bezeq Fixed-Line.

Net profit attributable to Bezeq shareholders in the first quarter of 2015 amounted to NIS 463 million compared with NIS 457 million in the corresponding quarter of 2014, an increase of 1.3%. Net profit was influenced by an improvement in the financial results of yes.

Cash flow from operating activities in the first quarter of 2015 amounted to NIS 961 million compared with NIS 1.04 billion in the corresponding quarter of 2014, a decrease of 7.9%.  The decrease in cash flow from operating activities was primarily due to changes in working capital which were partially due to timing differences.

Payments for investments (Capex) in the first quarter of 2015 amounted to NIS 368 million compared with NIS 315 million in the corresponding quarter of 2014, an increase of 16.8%. The Group's high level of investments is due to the continued nationwide rollout of Bezeq Fixed Line's fiber optic network, together with investments in advanced technologies for the enhancement of the NGN (Next Generation Network).

Free cash flow in the first quarter of 2015 amounted to NIS 606 million compared with NIS 757 million in the corresponding quarter of 2014, a decrease of 19.9%.

 BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

Net financial debt of the Group amounted to NIS 8.20 billion at March 31, 2015 compared with NIS 7.32 billion as of March 31, 2014.  At March 31, 2015, the Group's net financial debt to EBITDA ratio was 1.84, compared with 1.81 on March 31, 2014.

2015 Outlook

Below is the Group's outlook for 2015 based on the existing information known to the Bezeq Group today (there is no change compared with the outlook published in the Company's 2014 annual report dated December 31, 2014):

Net profit attributable to shareholders:	Approximately NIS 1.5 billion

EBITDA:	Approximately NIS 4.2 billion

Free cash flow:	Approximately NIS 2.0 billion

The Company's forecasts detailed above are forward-looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.
The forecasts do not include the effects of a provision for the early retirement of employees and/or the signing of a collective labor agreement, as may occur, nor the execution of a transaction for the acquisition of all of the holdings of Eurocom DBS in yes.  However, the forecasts do include the effects of the Company's increase in its shareholding in yes to approximately 58.4% after the exercise of its option of 8.6% in yes shares as of the date of increase in share ownership (approximately 9 months).

b.
The forecasts are based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2015. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's periodic report for the year 2015.

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

Bezeq Fixed-Line Results

•
In the first quarter of 2015, Bezeq added 26,000 broadband Internet lines, amounting to a total of 1.39 million.  This number includes 11,000 broadband Internet lines through Bezeq's wholesale service for telecom operators

Stella Handler, Bezeq CEO, commented “Growth in the number of our Internet subscribers demonstrates the tremendous trust our Internet customers have in Bezeq, and the quality of our product and service offerings. In this quarter we invested NIS 231 million, representing an increase of 10% compared with the corresponding quarter, to further develop our cutting-edge infrastructure and connect hundreds of thousands of households around the country to our fiber-optic network.

Handler added: “We are working to implement the wholesale telecom market reform, and will do so while maintaining our trademark commitment to our customers. We will continue to focus on providing excellent infrastructure, market-leading service, and unique added value which differentiate Bezeq’s Internet offering from all the other internet services.”
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Revenues in the first quarter of 2015 amounted to NIS 1.11 billion compared with NIS 1.08 billion in the corresponding quarter of 2014, an increase of 3.3%.  The increase in revenues was primarily due to higher revenues from broadband Internet services as well as transmission and data communication services. In addition, the decrease in telephony revenues moderated as the comparison to the corresponding quarter of 2014 was not influenced by the reduction in fixed call termination rates which occurred in the fourth quarter of 2013.

Revenues from broadband Internet services in the first quarter of 2015 amounted to NIS 383 million compared with NIS 332 million in the corresponding quarter of 2014, an increase of 15.4%. The increase in revenues from broadband Internet services was primarily due to continued growth in the number of broadband Internet lines which increased by 101,000 during the past year, of which 11,000 were Internet lines through Bezeq's wholesale service for telecom operators. In addition, there was a 6.1% increase in average revenue per subscriber due to ongoing upgrades to higher speeds.

Revenues from transmission and data communication services in the first quarter of 2015 amounted to NIS 266 million compared with NIS 259 million in the corresponding quarter of 2014, an increase of 2.7%. The increase in revenues from transmission and data communication services was due to growth in the number of business customers and the number of data lines, as well as continued growth in the volume of data transmitted.

Revenues from telephony services in the first quarter of 2015 amounted to NIS 403 million compared with NIS 426 million in the corresponding quarter of 2014, a decrease of 5.4%. The decrease in telephony revenues was primarily due to a reduction in the average revenue per line.

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

Salary expenses in the first quarter of 2015 amounted to NIS 227 million compared with NIS 223 million in the corresponding quarter of 2014, an increase of 1.8%.  The increase in salary expenses was due to a reduction in direct salary expenses offset by a one-time decrease in salaries in the corresponding quarter of 2014.

Operating expenses in the first quarter of 2015 amounted to NIS 180 million compared with NIS 190 million in the corresponding quarter of 2014, a decrease of 5.3%.  The decrease in operating expenses was due to a reduction in building maintenance expenses due to continued streamlining as well as a decrease in interconnect payments to telecom operators.

Other operating income in the first quarter of 2015 amounted to NIS 17 million compared with NIS 8 million in the corresponding quarter of 2014.  The increase in other operating income was due to the recording of a NIS 12 million profit from the increase to a controlling stake in Yes.

Operating profit in the first quarter of 2015 amounted to NIS 547 million compared with NIS 504 million in the corresponding quarter of 2014, an increase of 8.5%.  EBITDA in the first quarter of 2015 amounted to NIS 723 million (EBITDA margin of 65.0%) compared with NIS 672 million (EBITDA margin of 62.4%) in the corresponding quarter of 2014, an increase of 7.6%. Net profit in the first quarter of 2015 amounted to NIS 367 million compared with NIS 332 million in the corresponding quarter of 2014, an increase of 10.5%.

The increase in profitability metrics was primarily due to the aforementioned increase in revenues.

Cash flow from operating activities in the first quarter of 2015 amounted to NIS 548 million compared with NIS 616 million in the corresponding quarter of 2014, a decrease of 11.0%.  Cash flow from operating activities was influenced by changes in working capital partially resulting from timing differences.

Payments for investments (Capex) in the first quarter of 2015 amounted to NIS 231 million compared with NIS 210 million in the corresponding quarter of 2014, an increase of 10.0%.  The high level of investments was due to the nationwide rollout of Bezeq’s fiber optic network to customer buildings, assimilation of advanced technologies and replacement of equipment for Internet customers in order to upgrade to faster broadband speeds.

Free cash flow in the first quarter of 2015 amounted to NIS 329 million compared with NIS 434 million in the corresponding quarter of 2014, a decrease of 24.2%.

In the first quarter of 2015, the Company added 26,000 broadband Internet lines, amounting to a total of 1.39 million.  This number includes 11,000 broadband Internet lines through Bezeq's wholesale service for telecom operators.

During the first quarter of 2015, average broadband speeds reached 33.2 Mbps compared with 32.5 Mbps sequentially, and 20.0 Mbps in the corresponding quarter of 2014, representing an increase of 66.0% compared to the corresponding quarter.

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

Average revenue per Internet subscriber (ARPU - retail) in the first quarter of 2015 amounted to NIS 87, compared with NIS 85 sequentially and NIS 82 in the corresponding quarter of 2014, representing an increase of 6.1% compared to the corresponding quarter.

The number of telephony access lines continued to stabilize, and at the end of March 2015 amounted to 2.208 million, compared with 2.205 million sequentially, an increase of 3,000 lines.

Average revenue per line (ARPL) in the first quarter of 2015 amounted to NIS 61, compared with NIS 62 sequentially and NIS 64 in the corresponding quarter of 2014, a decrease of 4.7% compared to the corresponding quarter.

Bezeq Fixed-Line - Financial data	Q1 2015	Q1 2014	% change
	(NIS millions)

Revenues	1,113	1,077	3.3%
Operating profit	547	504	8.5%
EBITDA	723	672	7.6%
EBITDA margin	65.0%	62.4%
Net profit 1	367	332	10.5%
Cash flows from operating activities	548	616	(11.0)%
Payments for investments	231	210	10.0%
Free cash flow 2	329	434	(24.2)%

1 Excluding share in profits/losses of equity-accounted investees.
2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

Bezeq Fixed-Line - KPIs	Q1 2015	Q4 2014	Q1 2014

Number of active subscriber lines (end of period, in thousands) 1	2,208	2,205	2,214
Average monthly revenue per line (NIS) 2	61	62	64
Number of outgoing minutes (millions)	1,459	1,482	1,608
Number of incoming minutes (millions)	1,428	1,440	1,467
Churn rate (%) 3	2.4%	2.5%	3.0%
Total number of broadband Internet lines (end of period, in thousands)4	1,390	1,364	1,289
of which: Number of broadband Internet lines (end of period, in thousands) - Wholesale 4	11	-	-
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	87	85	82
Average broadband speed per subscriber (end of period, Mbps)	33.2	32.5	20.0

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).
2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services.  Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines.  Retail - direct Internet subscriber of the Company;  Wholesale - Internet line through Bezeq's wholesale service for telecom operators.

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

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Pelephone Results

•
Net profit in Q1 2015 amounted to NIS 36 million compared with NIS 59 million sequentially.  The decrease was primarily due to termination of the hosting agreement with Hot Mobile, partially mitigated by operational streamlining measures

•	Cash flow from operating activities amounted to NIS 351 million, representing a sequential increase of 122%

•	The number of subscribers was stable sequentially and amounted to approximately 2.6 million. Once again, Pelephone had the lowest churn among Israeli incumbent cellular operators in the quarter.

Gil Sharon, CEO, Pelephone, said today, “In the first quarter of the year, we continued implementing our strategic focus on customer retention and maintaining market share, while continuing our operational streamlining initiatives. As a result, in this quarter we again posted the lowest churn among Israeli incumbent cellular operators.”

“We continued to deliver strong cash flow figures amounting to NIS 351 million, with significant improvement over the previous quarter. Our strong cash flow enables us to meet fierce market competition head-on, and focus on customer retention, optimal service, and the continued rollout of our 4G network.”

“Results for this quarter, as compared to the previous quarters, were negatively affected by the termination of HOT’s hosting agreement, which reduced revenues and EBITDA by NIS 52 million this quarter. On the other hand, our streamlining efforts, including our early retirement plan, have enabled us to minimize the impact on our bottom line profits.”
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Total revenues in the first quarter of 2015 amounted to NIS 727 million compared with NIS 835 million sequentially and NIS 917 million in the corresponding quarter of 2014, a decrease of 12.9% and 20.7% respectively.

Revenues from cellular services in the first quarter of 2015 amounted to NIS 499 million compared with NIS 584 million sequentially and NIS 637 million in the corresponding quarter of 2014, a decrease of 14.6% and 21.7% respectively.

The decrease in service revenues compared to the corresponding quarter was due to a decrease of NIS 52 million from the hosting agreement with Hot Mobile which terminated at the end of December 2014.  In addition, there was a decrease in the number of subscribers as well as tariff erosion as a result of increased competition in the cellular market and the transition of existing customers to lower-priced plans in line with existing market prices resulting in a reduction in average revenue per subscriber. The decrease was partially mitigated by operational streamlining measures.

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

Revenues from equipment sales in the first quarter of 2015 amounted to NIS 228 million compared with NIS 251 million sequentially, a decrease of 9.2% and compared with NIS 280 million in the corresponding quarter of 2014, a decrease of 18.6%.  The decrease in revenues from equipment sales compared with the corresponding quarter was primarily due to increased sales in the first quarter of 2014 to government employees pursuant to a contract with Pelephone.

Operating profit in the first quarter of 2015 amounted to NIS 32 million compared with NIS 74 million sequentially, a decrease of 56.8%, and compared with NIS 126 million in the corresponding quarter of 2014, a decrease of 74.6%. The decrease in revenues was partially mitigated by operational streamlining measures which reduced expenses through the voluntary retirement plan for 200 employees implemented at the end of 2014, resulting in a reduction in salary expenses in the first quarter of 2015.  Operating profit was also impacted by a decrease in advertising expenses and an improvement in leasing agreements among other factors.

After adjusting for the revenues from the hosting agreement with Hot Mobile, operating profit increased by NIS 10 million sequentially, an increase of 45.5%, and decreased by NIS 42 million compared with the corresponding quarter of 2014, a decrease of 56.8%.

EBITDA in the first quarter of 2015 amounted to NIS 136 million (EBITDA margin of 18.7%) compared with NIS 184 million sequentially (EBITDA margin of 22.0%), a decrease of 26.1%, and compared with NIS 232 million (EBITDA margin of 25.3%) in the corresponding quarter of 2014, a decrease of 41.4%.

After adjusting for the revenues from the hosting agreement with Hot Mobile, EBITDA increased by NIS 4 million sequentially, an increase of 3.0%, and decreased by NIS 44 million compared with the corresponding quarter of 2014, a decrease of 24.4%.

Net profit in the first quarter of 2015 amounted to NIS 36 million compared with NIS 59 million sequentially, a decrease of 39.0%, and compared with NIS 108 million in the corresponding quarter of 2014, a decrease of 66.7%.

After adjusting for the revenues from the hosting agreement with Hot Mobile, net profit increased by NIS 15 million sequentially, an increase of 73.2%, and decreased by NIS 34 million compared with the corresponding quarter of 2014, a decrease of 48.4%.

Cash flow from operating activities in the first quarter of 2015 amounted to NIS 351 million compared with NIS 158 million sequentially, an increase of 122.2%, and compared with NIS 349 million in the corresponding quarter of 2014, an increase of 0.6%.

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

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The number of Pelephone subscribers totaled 2.565 million subscribers as of March 31, 2015, compared with 2.586 million at December 31, 2014.  In the first quarter of 2015, Pelephone again had the best net porting numbers compared with the incumbent cellular operators.

Monthly ARPU in the first quarter of 2015 decreased by NIS 10 and amounted to NIS 65 compared with NIS 75 sequentially and NIS 80 in the corresponding quarter of 2014.  The reduction in monthly ARPU was primarily due to the termination of the hosting agreement with Hot Mobile which resulted in a decrease of NIS 7 in ARPU in the quarter.

Pelephone - Financial data	Q1 2015	Q1 2014	% change
	(NIS millions)

Total revenues	727	917	(20.7)%
Service revenues	499	637	(21.7)%
Equipment revenues	228	280	(18.6)%
Operating profit	32	126	(74.6)%
EBITDA	136	232	(41.4)%
EBITDA margin	18.7%	25.3%
Net profit	36	108	(66.7)%
Cash flows from operating activities	351	349	0.6%
Payments for investments	73	73	0.0%
Free cash flow 1	279	276	1.1%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q1 2015	Q4 2014	Q1 2014

Total subscribers (end of period, in thousands) 1	2,565	2,586	2,631
Average revenue per user (ARPU, NIS) 2	65	75	80
Churn rate 3	6.5%	5.6%	7.5%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

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Bezeq International Results

•	Revenues in Q1 2015 increased 10.6% y-o-y to NIS 393 million

•	Increase of 36% y-o-y in ICT revenues

•	Continued successful leveraging of the submarine cable led to a 5% increase in revenues from Internet services and a 7% rise in the number of Internet subscribers compared to a year ago

•	Significant growth in all profitability metrics compared to the corresponding quarter of 2014: Increases of 5% in net profit, 4% in operating profit and 3% in EBITDA

Moti Elmaliach, CEO of Bezeq International said, “We continue to focus on providing our customers with top-quality, market-leading service in addition to making investments in telecom infrastructures and Internet services for households. We have recently inaugurated our state-of-the-art underground data center to serve our enterprise customers. This data center is located at the landing point of our submarine telecom cable, connecting us with the world.”
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Revenues in the first quarter of 2015 amounted to NIS 393 million compared with NIS 355 million in the corresponding quarter of 2014, an increase of 10.6%. The increase was primarily due to the significant growth in revenues from business communications (ICT) and cloud services as well as continued increases in revenues from Internet services delivered across the submarine cable infrastructure.

Operating profit in the first quarter of 2015 amounted to NIS 61 million compared with NIS 58 million in the corresponding quarter of 2014, an increase of 3.9%. EBITDA in the first quarter of 2015 amounted to NIS 93 million (EBITDA margin of 23.7%) compared with NIS 90 million (EBITDA margin of 25.4%) in the corresponding quarter of 2014, an increase of 3.2%.  Net profit in the first quarter of 2015 amounted to NIS 44 million compared with NIS 42 million in the corresponding quarter of 2014, an increase of 4.9%.

The increase in profitability metrics was primarily due to increased revenues from business communications, as well as continued growth in the number of Internet subscribers and in revenues from Internet services delivered across the submarine cable infrastructure.

Cash flow from operating activities in the first quarter of 2015 amounted to NIS 62 million, compared with NIS 74 million in the corresponding quarter of 2014, a decrease of 16.0%.

Free cash flow in the first quarter of 2015 amounted to NIS 9 million compared with NIS 43 million in the corresponding quarter of 2014, a decrease of 79.1%. The decrease in free cash flow was due to an increase in investments compared with the corresponding quarter of 2014.

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

Bezeq International	Q1 2015	Q1 2014	% change
	(NIS millions)

Revenues	393	355	10.6%
Operating profit	61	58	3.9%
EBITDA	93	90	3.2%
EBITDA margin	23.7%	25.4%
Net profit	44	42	4.9%
Cash flows from operating activities	62	74	(16.0)%
Payments for investments	53	31	72.2%
Free cash flow 1	9	43	(79.1)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

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yes Results

•	Yes added 2,000 subscribers in the first quarter of 2015 and reached a record 634,000 total subscribers

•	Revenues in Q1 2015 increased 3.9% and amounted to NIS 440 million compared with NIS 424 million in the corresponding period

Ron Eilon, CEO of yes, stated, “This quarter, we again posted growth in the number of subscribers, reaching a record 634,000 subscribers. These gains were made despite the entry of new players into the TV market and severe regulatory restrictions which are still being imposed selectively on some players, but not on others. In this quarter as well, we continued our investment in bringing world-class content and flagship original local productions, such as Fauda, with ongoing emphasis on providing our customers with outstanding service.”
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Revenues in the first quarter of 2015 amounted to NIS 440 million compared with NIS 424 million in the corresponding quarter of 2014, an increase of 3.9%. The increase in revenues was due to growth in the number of subscribers.

Operating profit in the first quarter of 2015 amounted to NIS 59 million compared with NIS 73 million, a decrease of 19.0%.  EBITDA in the first quarter of 2015 amounted to NIS 135 million (EBITDA margin of 30.8%) compared with NIS 143 million (EBITDA margin of 33.7%) in the corresponding quarter of 2014, a decrease of 5.0%.

The reduction in operating profit and EBITDA was primarily due to higher content expenses partially mitigated by an increase in revenues.

Profit before financing expenses to shareholders and taxes in the first quarter of 2015 amounted to NIS 60 million compared with NIS 55 million in the corresponding quarter of 2014.

Net loss in the first quarter of 2015 amounted to NIS 3 million compared with NIS 34 million in the corresponding quarter of 2014, a decrease in net loss of 91.2%. The reduction in net loss was due to a decrease in financing expenses as a result of the negative Israeli consumer price index (CPI) in the first quarter of 2015.

Cash flow from operating activities in the first quarter of 2015 grew 31.7% and amounted to NIS 149 million compared with NIS 113 million in the corresponding quarter of 2014.   Free cash flow in the first quarter of 2015 increased 139.0% and amounted to NIS 84 million.

ARPU in the first quarter of 2015 decreased 0.9% and amounted to NIS 232 compared with NIS 234 in the corresponding period of 2014.

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

yes - Financial data	Q1 2015	Q1 2014	% change
	(NIS millions)

Revenues	440	424	3.9%
Operating profit	59	73	(19.0)%
EBITDA	135	143	(5.0)%
EBITDA margin	30.8%	33.7%
Net loss	(3)	(34)	(91.2)%
Cash flows from operating activities	149	113	31.7%
Payments for investments	65	78	(16.6)%
Free cash flow 1	84	35	139.0%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q1 2015	Q4 2014	Q1 2014

Number of subscribers (end of period, in thousands) 1	634	632	607
Average revenue per user (ARPU, NIS) 2	232	234	234
Churn rate (%) 3	3.3%	2.9%	3.6%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.
3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman, and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO on Thursday, May 21, 2015, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0688
Israel Phone Number: 03-918-0688

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, May 27, 2015. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5904
Israel Phone Number: 03-925-5904

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Interim Consolidated Income Statements

	Three months ended		Year ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues	2,174	2,311	9,055
Costs of activity
Depreciation and amortization	317	314	1,281
Salaries	439	448	1,768
General and operating expenses	799	869	3,366
Other operating income, net	(17)	(8)	(586)
Total operating expenses	1,538	1,623	5,829

Operating profit	636	688	3,226
Financing expenses (income)
Financing expenses	101	113	486
Financing income	(64)	(71)	(356)
Financing expenses, net	37	42	130

Profit after financing expenses, net	599	646	3,096
Share in the losses (profits) of equity-accounted investees	(16)	19	170
Profit before income tax	615	627	2,926
Income tax	152	170	815
Profit for the period	463	457	2,111
Earnings per share (NIS)
Basic and diluted earnings per share	0.17	0.17	0.77

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Other Operating Expenses (Income), Net

	Three months ended		Year ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Profit from gaining control in DBS Satellite Services (1998) Ltd.	12	-	-
Profit from the sale of property, plant and equipment (mainly real estate)	11	12	167
Profit from copper sales	-	5	8
Cancellation of provision for contingent liabilities, net	-	-	23
Profit from sale of the shares of Coral Tell Ltd.	-	-	582
Other operating income	23	17	780
Provision for contingent liabilities, net	6	-	-
Provision for early retirement	-	8	176
Expenses for collective agreement at Pelephone	-	-	18
Others	-	1	-
Total other operating expenses	6	9	194

	(17)	(8)	(586)

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	March 31, 2015	March 31, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million
Cash and cash equivalents	1,168	1,049	660
Investments	2,541	1,345	2,223
Trade receivables	2,290	2,499	2,227
Other receivables	271	293	238
Inventory	87	100	96
Assets classified as held for sale	15	50	22
Total current assets	6,372	5,336	5,466

Trade and other receivables	541	618	566
Broadcasting rights, net of rights exercised	460	-	-
Property, plant and equipment	6,956	6,008	6,079
Goodwill	2,478	1,172	1,040
Intangible assets	2,025	867	753
Deferred and other expenses	256	260	253
Investments in equity-accounted investees	29	1,032	1,057
Investments	103	81	99
Deferred tax assets	-	29	-
Total non-current assets	12,848	10,067	9,847

Total assets	19,220	15,403	15,313

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	March 31, 2015	March 31, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million
Debentures, loans and borrowings	1,852	1,113	1,481
Trade payables	1,074	624	664
Other payables, including derivatives	953	818	710
Liability to Eurocom DBS Ltd, related party	781	-	-
Current tax liabilities	670	529	600
Provisions	84	122	62
Employee benefits	274	269	259
Dividend payable	-	802	-
Total current liabilities	5,688	4,277	3,776

Loans and debentures	10,060	8,604	8,606
Employee benefits	238	235	233
Provisions	69	68	69
Deferred tax liabilities	23	32	17
Derivatives	126	21	94
Deferred income and others	92	74	77
Total non-current liabilities	10,608	9,034	9,096

Total liabilities	16,296	13,311	12,872

Total equity	2,924	2,092	2,441

Total liabilities and equity	19,220	15,403	15,313

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	463	457	2,111
Adjustments:
Depreciation and amortization	317	314	1,281
Profit from sale of the shares of Coral Tell Ltd.	-	-	(582)
Share in losses (profits) of equity-accounted investees	(16)	19	170
Financing expenses, net	67	63	229
Profit from gaining control in an investee	(12)	-	-
Capital gain, net	(11)	(17)	(175)
Share-based payments	-	(1)	(1)
Income tax expenses	152	170	815
Miscellaneous	(1)	(3)	(3)

Change in inventory	9	21	28
Change in trade and other receivables	84	163	549
Change in trade and other payables	(45)	(62)	(39)
Change in provisions	3	(4)	(63)
Change in employee benefits	4	13	3
Net income tax paid	(53)	(90)	(527)
Net cash from operating activities	961	1,043	3,796
Cash flow used for investing activities
Investment in intangible assets and deferred expenses	(66)	(48)	(194)
Proceeds from the sale of property, plant and equipment	13	29	230
Purchase of financial assets held for trading and others	(440)	(210)	(2,720)
Proceeds from the sale of financial assets held for trading and others	121	-	1,635
Cash in a company consolidated for the first time	299	-	-
Purchase of property, plant and equipment	(302)	(267)	(1,081)
Payments for long-term investments	(4)	(3)	(19)
Net consideration for the sale of Coral Tell Ltd. shares	-	-	596
Miscellaneous	1	2	7
Net cash used for investing activities	(378)	(497)	(1,546)

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Three months ended		Year ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows used in financing activities
Repayment of debentures and loans	(58)	(82)	1,446
Issue of debentures and receipt of loans	-	-	(1,149)
Dividends paid	-	-	(2,069)
Interest paid	(20)	(27)	(431)
Miscellaneous	3	2	3
Net cash used for financing activities	(75)	(107)	(2,200)
Increase in cash and cash equivalents, net	508	439	50
Cash and cash equivalents at beginning of period	660	610	610
Cash and cash equivalents at end of period	1,168	1,049	660

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Interim Pro Forma Consolidated Income Statements

	Three months ended March 31, 2015			Three months ended March 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	2,174	434	2,608	2,311	420	2,731
Costs of activity
Depreciation and amortization	317	113	430	314	117	431
Salaries	439	69	508	448	62	510
General and operating expenses	799	230	1,029	869	215	1,084
Other operating income, net	(17)	12	(5)	(8)	-	(8)
	1,538	424	1,962	1,623	394	2,017

Operating profit	636	10	646	688	26	714
Financing expenses (income)
Financing expenses	101	32	133	113	24	137
Financing income	(64)	(21)	(85)	(71)	21	(50)
Financing expenses, net	37	11	48	42	45	87

Profit after financing expenses, net	599	(1)	598	646	(19)	627
Share in the losses (profits) of equity-accounted investees	(16)	17	1	19	(18)	1
Profit before income tax	615	(18)	597	627	(1)	626
Income tax	152	-	152	170	-	170
Profit for the period	463	(18)	445	457	(1)	456
Earnings per share (NIS)
Basic and diluted earnings per share	0.17	(0.01)	0.16	0.17	-	0.17

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Pro Forma Consolidated Income Statements (Continued)

	Year ended December 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Audited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million

Revenues	9,055	1,710	10,765
Costs of activity
Depreciation and amortization	1,281	484	1,765
Salaries	1,768	267	2,035
General and operating expenses	3,366	872	4,238
Other operating income, net	(586)	1	(585)
	5,829	1,624	7,453

Operating profit	3,226	86	3,312
Financing expenses (income)
Financing expenses	486	98	584
Financing income	(356)	188	(168)
Financing expenses, net	130	286	416

Profit after financing expenses, net	3,096	(200)	2,896
Share in losses of equity-accounted investees	170	(165)	5
Profit before income tax	2,926	(35)	2,891
Income tax	815	1	816
Profit for the year	2,111	(36)	2,075
Earnings per share (NIS)
Basic earnings per share	0.77	(0.01)	0.76

Diluted earnings per share	0.77	(0.02)	0.75

BEZEQ GROUP REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS